UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 1.1 and 4.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of JD.com, Inc. (File No. 333-238952) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Financial Officer

Date: June 11, 2020

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of International Underwriting Agreement

4.1	Registrant’s Form of Class A Ordinary Share Certificate